UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

June 25, 2012
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

The Private Client Groups of two of the Company's broker dealer subsidiaries, Raymond James & Associates, Inc. and Morgan Keegan & Company, Inc., recently participated in a survey conducted by the publication *On Wall Street* and, in so doing, provided the following previously undisclosed information which will be contained in the July issue. The Company is filing this report to make that information available to those who do not have access to that publication.

Raymond James & Associates, Inc. **Private Client Group**	**Morgan Keegan & Company, Inc.** **Private Client Group**
Total Revenue:	Total Revenue:
2011 ($000): 711,225	2011 ($000): 464,163
2010 ($000): 602,152	2010 ($000): NA
% Change: 18.114%	% Change: NA
Fee Revenue:	Fee Revenue:
2011 ($000): 213,512	2011 ($000): 16,191
2010 ($000): 173,619	2010 ($000): NA
% Change: 22.977%	% Change: NA
Commission Revenue:	Commission Revenue:
2011 ($000): 404,913	2011 ($000): 440,584
2010 ($000): 372,094	2010 ($000): NA
% Change: 8.82%	% Change: NA
Other Revenue:	Other Revenue:
2011 ($000): 92,800	2011 ($000): 7,388
2010 ($000): 56,439	2010 ($000): NA
% Change: 64.425%	% Change: NA
Total Number of Advisors:	Total Number of Advisors:
2011: 1,311	2011: 999
2010: 1,266	2010: NA
% Change: 3.555%	% Change: NA

The information furnished herein is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: June 25, 2012   By: /s/ Jennifer C. Ackart
                                             Jennifer C. Ackart
                                             Senior Vice President and Controller